Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Edgarization	July 13, 2011

Karl Hiller

Division of Corporation Finance

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

cc.   Lily Dang

Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended December 31, 2010, Filed February 25, 2011
Form 10-Q for Quarter Ended March 31, 2011, Filed May 6, 2011
File No. 1-31446

Dear Mr. Hiller:

In response to your letter dated July 1, 2011, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Comment:

Note 17 — Unaudited Supplemental Oil and Gas Disclosures, page 85

1.               We note you disclose on page 87 that the effect of adopting the SEC and FASB revised oil and gas reporting rules was minimal, apart from the change to using the 12-month average pricing.  Please disclose the effect of adopting this pricing change on your reserve quantity estimates and standardized measures.

Response:

We intend to amend our document by expanding the first paragraph of page 87 with the language that was included in our 2009 Form 10-K/A as follows:  “Had prices in effect at year-end 2009 been used, we believe our December 31, 2009 total equivalent proved reserve volumes would have been approximately five to six percent greater than those calculated using the average price.  We estimate that the Standardized Measure at year-end 2009 would have been approximately 60 percent greater if prices in effect at year-end 2009 had been used.”

No attempt was made to quantify this effect for year-end 2010 and, therefore, such disclosure cannot be provided.

Comment:

2.               We note that you disclose on page 88 that during 2010, you added 411.7 Bcfe of proved reserves through extensions and discoveries.  Please expand your disclosure to discuss the technologies used that contributed to these additions to your reserve estimates, to comply with Item 1202(a)(6) of regulation S-K.

Response:

Of the 411.7 Bcfe of additions, 350.3 Bcfe relate to proved developed properties added during 2010.  While the ability to utilize “reliable technology” has broadened the types of technologies that may be used to establish the appropriate level of certainty for reserve estimates, our approach and the resulting proved reserve increases are consistent with estimation methods and disclosure rules in place prior to the broadening of the types of allowable technologies.

We agree that discussing the technologies employed, which contributed to our additions, would be of interest, and therefore we intend to amend our document by expanding the disclosure on page 88 with the following:  “The estimation of our proved reserves employs one or more of the following:  production trend extrapolation, analogy, volumetric assessment and material balance analysis.  Techniques including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are also involved in this estimation process.”

Comment:

3.               We note you disclose on page 88 that the determination of whether to record and separately disclose NGL volumes is based on where title transfer occurs during processing of the well stream.  Please expand your disclosure on this page, as well as on page 63 of Note 3 — Summary of Significant Accounting Policies — Revenue Recognition, to clarify the circumstances under which you record and disclose NGL volumes separately, where and when during processing of the well stream the title is considered transferred, and how you recognize revenue for NGL sales when they are recorded and disclosed separately vs. not separately.

Response:

We intend to amend our document by expanding the disclosures on pages 88 and 63 with the following:  “The determination to record and separately disclose NGL volumes is based on the location at which both title contractually transfers from Cimarex to a buyer and the associated volumes can be physically quantified.  For those NGL volumes that we have recorded and disclosed separately, contractual title of the volumes has passed from Cimarex to a buyer at a point where the NGL volumes have been physically separated from the production stream.   Should title contractually transfer before NGL volumes can be physically separated and quantified (typically at the well head), we do not report separate NGL volumes, and the value of the NGLs are included in the reported value of the disclosed gas volumes.”

Comment:

4.               We note you disclose on page 90 explaining that under the full cost ceiling test, capitalized costs of oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at ten percent, plus “…the lower of cost or fair market value of unproved properties….”  Please modify your disclosure to clarify handling of the costs of unproved properties in this calculation, differentiating based on the characteristics described in points (B) and (C) of Rule 4-10 (c)(4) of Regulation S-X.  Similar revisions to your full cost accounting policy disclosures on pages 51 and 62 appear to be necessary.

Response:

We do not have unproven properties that are being amortized. Differentiating characteristics are not applicable in our treatment of unproved properties in this calculation.

We intend to amend our document by replacing the paragraphs on pages 90, 51 and 62 with the following:  “Under SEC rules, companies that follow the full cost accounting method are required to make quarterly “ceiling test” calculations.  Under this test, we ensure that all of our capitalized costs of oil and gas properties, net of accumulated DD&A and deferred income taxes, do not exceed the present value of estimated future net revenues from proved reserves, discounted at ten percent, plus the costs of investments in unproved properties which are excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties, as adjusted for related tax effects.”

Note 15 — Litigation, page 83

Comment:

5.               We note you disclose that in 2008 you had accrued litigation expense of $119.6 million, corresponding to an unfavorable judgment from the Tulsa County District Court in January 2009, and that while you have appealed the judgment, you accrued an additional $9.4 million and $8.9 million during 2009 and 2010.  Please modify your disclosure to clarify that you regard the amounts accrued as probable loss, if true; also set forth your reasons for the additional accruals, the additional claim amount, and the range of reasonably possible additional losses.  If such information is not known or estimable, please state this in your disclosure.

Response:

We intend to amend our document by adding the following new paragraph after the first paragraph on page 83:  “During 2009 and 2010, we have accrued an additional $9.4 million and $8.9 million, respectively, for associated post-judgment interest and fees that have accrued during the appeal of the District Court’s judgments.  Cimarex cannot determine when the appeal process will be completed, and post-judgment interest and fees will continue to accrue until the appeal process is finalized or a settlement is reached.  Should the appellate courts affirm the District Court’s judgment in its entirety, the original judgment of $119.6 million, plus all subsequent post-judgment interest and fee amounts accrued will become payable.”

Form 10-Q for the Quarter Ended March 31, 2011

General

Comment:

6.               Please revise the accounting and disclosure in your interim report as necessary to address all applicable comments written on your annual report.

Response:

We intend to revise our interim report as necessary to address the applicable comments written on our annual report.

We appreciate your input and have considered your comments in great detail.  Should you have any questions regarding these responses, please do not hesitate to contact me at (303) 295-3995.  Thank you for your consideration.

Sincerely,
/s/ Paul Korus
Senior Vice President and Chief Financial Officer